Exhibit 99.3
SOPHiA GENETICS Reports Financial Results for the First Quarter of Fiscal 2023
Strong growth momentum and efficient expense execution continues

BOSTON, United States and LAUSANNE, Switzerland, May 9, 2023 — SOPHiA GENETICS SA (Nasdaq: SOPH), a cloud-native software company in the healthcare space, today reported financial results for the first quarter ended March 31, 2023.
Recent Highlights
•Revenue for the first quarter of 2023 was $14.0 million, representing year-over-year growth of 29% on a reported basis over the corresponding period of 2022; Constant currency year-over-year revenue growth excluding COVID-19-related revenues was 37%.

•Gross margins were 69% on a reported basis and 73% on an adjusted basis for the first quarter of 2023.

•Operating loss in the first quarter of 2023 on a reported basis was $19.3 million and a $16.2 million loss on an adjusted basis, representing an improvement of 23% year-over-year from the first quarter of 2022 on an adjusted basis.

•Continued adoption of SOPHiA DDM™ in clinical markets globally has enabled our analysis volume in the first quarter of 2023 to grow to a record 77,819 analyses representing year-over-year growth of 18%, while volume excluding COVID-19-related analysis grew 25% year-over-year, and 12% sequentially.

•Reiterated full-year guidance including reported revenue growth expected to be at or above 30%, constant currency revenue growth excluding COVID-19-related revenue to be between 30 and 35%, and 2023 operating losses to be below 2022 levels.

CEO Commentary

“SOPHiA GENETICS delivered constant currency ex COVID-19 revenue growth of 37% in the first quarter of 2023, above the high end of our initial guidance range. We performed over 77,000 analyses, and ended the quarter at nearly 30,000 analyses a month. We have demonstrated again to be a leader for technology agnostic software for genomic and multimodal analysis. Our recent announcements with DASA, Krsnaa Diagnostics, and the University of Maryland Medical Center demonstrate our ability to land and expand at some of the world’s most prestigious clinical and research centers. This would not be possible without our versatile platform and a large menu of applications that provide meaningful insights to the world class oncologists and researchers these institutions employ.” said Jurgi Camblong, PhD., Chief Executive Officer and Co-founder of SOPHiA GENETICS. “I am proud of our robust first quarter growth and moreover that we could deliver it while maintaining our fiscal discipline, resulting in meaningful expense reductions from the prior year period.”

Ecosystem Update

In April, SOPHiA GENETICS announced that Krsnaa Diagnostics, India’s largest diagnostic services provider in radiology and pathology, went live on SOPHiA DDM™ technology. Krsnaa Diagnostics is using SOPHiA DDMTM for Hereditary Cancers to expand their current next-generation sequencing (NGS) offerings. In May, we announced that Unipath Specialty Laboratory Limited, a leading laboratory group in India, is now live using our Homologous Recombination Deficiency (HRD) solution.

Also in April, SOPHiA GENETICS announced that the University of Maryland Medical Center (UMMC) selected SOPHiA GENETICS’ technology to enhance their research capabilities around rare disease detection and treatment. UMMC will use SOPHiA GENETICS’ solutions for whole exome to streamline their end-to-end workflow for Rare Disorders and to accelerate their clinical research turn-around times.

This quarter, SOPHiA GENETICS celebrated with its longstanding customer and partner DASA, the largest integrated healthcare network in Brazil, which serves approximately 10% of Brazil’s population, the milestone of 2,000 samples analyzed by DASA on SOPHiA DDMTM for Homologous Recombination Deficiency. This milestone was reached just one year after implementation, a testament to the momentum of the democratization of data-driven medicine.

During the quarter, two honors were bestowed on the company. In March, SOPHiA GENETICS was named to Fast Company’s prestigious annual list of the World’s Most Innovative Companies for 2023, and in April, SOPHiA GENETICS joined the ranks of Actelion and Lonza in accepting the Swiss Biotech Success Stories Award for outstanding contribution as a leader in data-driven medicine.

First Quarter Financial Results

Total revenue for the first quarter of 2023 was $14.0 million compared to $10.9 million for the first quarter of 2022, representing year-over-year growth of 29%. Constant currency revenue growth was 34%, and constant currency revenue growth excluding COVID-19-related revenue was 37%.

Platform analysis volume, including volume from integrated access customers, increased to 77,819 analyses for the first quarter of 2023 compared to 65,694 analyses for the first quarter of 2022. The year-over-year growth of 18% was attributable to growth in our core platform analysis volume offset by the continued decline of our COVID-19-related analysis volume. Excluding COVID-related volumes, platform analysis volumes were 75,868 for the first quarter of 2023 compared to 60,456 in the first quarter of 2022, representing 25% year-over-year growth.

Gross profit for the first quarter of 2023 was $9.7 million compared to gross profit of $6.7 million in the first quarter of 2022, representing year-over-year growth of 44%. Gross margin was 69% for the first quarter of 2023 compared with 62% for the first quarter of 2022. Adjusted gross profit was $10.1 million, an increase of 47% compared to adjusted gross profit of $6.9 million in the first quarter of 2022. Adjusted gross margin was 73% for the first quarter of 2023 compared to 64% for the first quarter of 2022.

Total operating expenses for the first quarter of 2023 were $29.0 million compared to $31.7 million for the first quarter of 2022. Adjusted operating expense for the first quarter of 2023 was $26.3 million, compared to $27.9 million for the first quarter of 2022.
R&D expenses for the first quarter of 2023 were $9.3 million compared to $9.5 million for the first quarter of 2022. Adjusted R&D expense for the first quarter of 2023 was $8.8 million, compared to $9.1 million for the first quarter of 2022.
Sales and marketing expenses for the first quarter of 2023 were $6.4 million compared to $7.9 million for the first quarter of 2022. Adjusted sales and marketing expense for the first quarter of 2023 was $6.5 million, compared to $7.5 million for the first quarter of 2022.
General and administrative expenses for the first quarter of 2023 were $13.2 million dollars compared to $14.4 million for the first quarter of 2022. Adjusted general and administrative expense for the first quarter of 2023 was $11.0 million, compared to $11.3 million for the first quarter of 2022.
Operating loss for the first quarter of 2023 was $19.3 million, compared to $25.0 million in the first quarter of 2022. Adjusted operating loss for the first quarter of 2023 was $16.2 million, compared to $21.0 million for the first quarter of 2022.
Net loss for the first quarter of 2023 was $19.7 million or $0.31 per share compared to $25.5 million or $0.40 per share in the first quarter of 2022. Adjusted net loss for the first quarter of 2023 was $16.6 million or $0.26 per share, compared to $21.5 million or $0.34 per share for the first quarter of 2022.
Cash and cash equivalents were $161.9 million as of March 31, 2023.

2023 Outlook
We are reaffirming our previously provided guidance of:

•reported revenue growth expected to be at or above 30%;

•full year constant currency revenue growth excluding COVID-19-related revenue to be between 30% and 35%; and

•2023 operating losses to be below 2022 levels.

Constant currency revenue growth excluding COVID-19-related revenue is a non-IFRS measure. See “Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue” below for a description of its calculation. The Company is unable to provide a reconciliation of forward-looking constant currency revenue growth excluding COVID-19-related revenue to revenue, the most comparable IFRS financial measure, due to the inherent difficulty in forecasting and quantifying the impact of foreign currency translation.

Webcast and Conference Call Information
SOPHiA GENETICS will host a conference call and live webcast to discuss the first quarter of 2023 financial results as well as business outlook on Tuesday, May 9, 2023, at 8:00 a.m. Eastern Time / 2:00 p.m. Central European Summer Time. The call will be webcast live on the SOPHiA GENETICS Investor Relations website. The conference call can also be accessed live over the phone by dialing 1-833-636-1350 (United States) or 1-412-902-4261 (outside of the United States). Additionally, an audio replay of the conference call will be available on the SOPHiA GENETICS website after its completion.

About SOPHiA GENETICS

SOPHiA GENETICS (Nasdaq: SOPH) is a cloud-native software company in the healthcare space dedicated to establishing the practice of data-driven medicine as the standard of care and for life sciences research. It is the creator of the SOPHiA DDM ™ Platform, a software platform capable of analyzing data and generating insights from complex multimodal data sets and different diagnostic modalities. The SOPHiA DDM ™ Platform and related solutions, products, and services are currently used by a broad network of hospital, laboratory, and biopharma institutions globally. For more information, visit SOPHiAGENETICS.COM, or connect on Twitter, Facebook, LinkedIn, and Instagram. Where others see data, we see answers.

Non-IFRS Financial Measures
To provide investors with additional information regarding our financial results, we have disclosed here and elsewhere in this earnings release the following non-IFRS measures:
•Adjusted cost of revenue, which we calculate as cost of revenue adjusted to exclude amortization of capitalized research and development expenses;
•Adjusted gross profit, which we calculate as revenue minus adjusted cost of revenue;
•Adjusted gross profit margin, which we calculate as adjusted gross profit as a percentage of revenue;
•Adjusted research and development costs, which we calculate as research and development costs adjusted to exclude share-based compensation expense and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense;
•Adjusted selling and marketing costs, which we calculate as selling and marketing costs adjusted to exclude share-based compensation expense and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense;

•Adjusted general and administrative costs, which we calculate as general and administrative costs adjusted to exclude amortization of intangible assets, share-based compensation expense, and non-cash portion of pensions expense paid in excess of actual contributions to match the actuarial expense;
•Adjusted operating loss, which we calculate as operating loss adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted research and development costs, adjusted selling and marketing costs, and adjusted general and administrative costs;
•Adjusted net loss for the period, which we calculate as loss for the period adjusted to exclude those adjustments made to calculate adjusted cost of revenue, adjusted research and development costs, adjusted selling and marketing costs, adjusted general and administrative costs, and adjusted operating loss; and
•Adjusted net loss per share, which we calculate as adjusted net loss divided by the weighted-average number of shares.
These non-IFRS measures are key measures used by our management and board of directors to evaluate our operating performance and generate future operating plans. The exclusion of certain expenses facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and certain variable charges. Accordingly, we believe that these non-IFRS measures provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.
These non-IFRS measures have limitations as financial measures, and you should not consider them in isolation or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:
•These non-IFRS measures exclude the impact of amortization of capitalized research and development expenses and intangible assets. Although amortization is a non-cash charge, the assets being amortized may need to be replaced in the future and these non-IFRS measures do not reflect capital expenditure requirements for such replacements or for new capital expenditures;
•These non-IFRS measures exclude the impact of share-based compensation expenses. Share-based compensation has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy;
•These non-IFRS measures exclude the impact of the non-cash portion of pensions paid in excess of actual contributions to match actuarial expenses. Pension expenses have been, and will continue to be for the foreseeable future, a recurring expense in our business; and
•Other companies, including companies in our industry, may calculate these non-IFRS measures differently, which reduces their usefulness as comparative measures.
Because of these limitations, you should consider these non-IFRS measures alongside other financial performance measures, including various cash flow metrics, net income and our other IFRS results.
The tables below provide the reconciliation of the most comparable IFRS measures to the non-IFRS measures for the periods presented.
Presentation of Constant Currency Revenue and Excluding COVID-19-Related Revenue
We operate internationally, and our revenues are generated primarily in the U.S. dollar, the euro and Swiss franc and, to a lesser extent, British pound, Australian dollar, Brazilian real, Turkish lira and Canadian dollar depending on our customers’ geographic locations. Changes in revenue include the impact of changes in foreign currency exchange rates. We present the non-IFRS financial measure “constant currency revenue” (or similar terms such as constant currency revenue growth) to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under IFRS, revenues received in local (non-U.S. dollar) currencies are translated into U.S. dollars at the average monthly exchange rate for the month in which the transaction occurred. When we use the term “constant currency”, it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the difference between the IFRS revenue and the constant currency revenue to yield the “constant currency impact” for the current period.
Our management and board of directors use constant currency revenue growth to evaluate our growth and generate future operating plans. The exclusion of the impact of exchange rate fluctuations provides comparability across reporting periods and reflects the effects of our customer acquisition efforts and land-and-expand strategy. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth in the same manner as our management and board of directors. However, this non-IFRS measure has limitations, particularly as the exchange rate effects that are eliminated could constitute a significant element of our revenue and could significantly impact our performance and prospects. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.
In addition to constant currency revenue, we present constant currency revenue excluding COVID-19-related revenue to further remove the effects of revenues that we derived from sales of COVID-19-related offerings, including a NGS assay for COVID-19 that leverages our SOPHiA DDMTM Platform and related products and solutions analytical capabilities and COVID-19 bundled access products. We do not believe that these revenues reflect our core business of commercializing our platform because our COVID-19 solution was offered to address specific market demand by our customers for analytical capabilities to assist with their testing operations. We do not anticipate additional development of our COVID-19-related solution as the pandemic transitions into a more endemic phase and as customer demand continues to decline. Further, COVID-19-related revenues did not constitute, and we do not expect COVID-19-related revenues to constitute in the future, a significant part our revenue. Accordingly, we believe that this non-IFRS measure provides useful information to investors and others in understanding and evaluating our revenue growth. However, this non-IFRS measure has limitations, including that COVID-19-related revenues contributed to our cash position, and other companies may define COVID-19-related revenues differently. Because of these limitations, you should consider this non-IFRS measure alongside other financial performance measures, including revenue and revenue growth presented in accordance with IFRS and our other IFRS results.

The table below provides the reconciliation of the most comparable IFRS growth measures to the non-IFRS growth measures for the current period.
Forward-Looking Statements
This press release contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this press release, including statements regarding our future results of operations and financial position, business strategy, products and technology, partnerships and collaborations, as well as plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those described in our filings with the U.S. Securities and Exchange Commission. No assurance can be given that such future results will be achieved. Such forward-looking statements contained in this document speak only as of the date of this press release. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in this press release to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements.

Investor Contact
Katherine Bailon
VP, Investor Relations
IR@sophiagenetics.com

Media Contact
Kelly Katapodis
Senior Manager, Media & Communications
media@sophiagenetics.com

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Loss
(Amounts in USD thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2023	2022
Revenue	$13,966	$10,861
Cost of revenue	(4,272)	(4,151)
Gross profit	9,694	6,710
Research and development costs	(9,334)	(9,475)
Selling and marketing costs	(6,424)	(7,864)
General and administrative costs	(13,242)	(14,380)
Other operating income (expense), net	19	(12)
Operating loss	(19,287)	(25,021)
Finance expense, net	(306)	(233)
Loss before income taxes	(19,593)	(25,254)
Income tax expense	(107)	(233)
Loss for the period	(19,700)	(25,487)
Attributable to the owners of the parent	(19,700)	(25,487)

Basic and diluted loss per share	$(0.31)	$(0.40)

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Comprehensive Loss
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2023	2022
Loss for the period	$(19,700)	$(25,487)
Other comprehensive income (loss):
Items that may be reclassified to statement of loss (net of tax)
Currency translation differences	1,971	(1,961)
Total items that may be reclassified to statement of loss	1,971	(1,961)
Items that will not be reclassified to statement of loss (net of tax)
Remeasurement of defined benefit plans	(70)	428
Total items that will not be reclassified to statement of loss	(70)	428
Other comprehensive income (loss) for the period	$1,901	$(1,533)
Total comprehensive loss for the period	$(17,799)	$(27,020)
Attributable to owners of the parent	$(17,799)	$(27,020)

SOPHiA GENETICS SA
Interim Condensed Consolidated Balance Sheet
(Amounts in USD thousands)
(Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash and cash equivalents	$160,762	$161,305
Term deposits	1,094	17,307
Accounts receivable	10,285	6,649
Inventory	4,052	5,156
Prepaids and other current assets	6,133	5,838
Total current assets	182,326	196,255
Non-current assets
Property and equipment	7,414	7,129
Intangible assets	20,798	19,963
Right-of-use assets	14,851	14,268
Deferred tax assets	1,950	1,940
Other non-current assets	4,719	4,283
Total non-current assets	49,732	47,583
Total assets	$232,058	$243,838
Liabilities and equity
Current liabilities
Accounts payable	$7,678	$6,181
Accrued expenses	10,452	14,505
Deferred contract revenue	8,242	3,434
Lease liabilities, current portion	2,977	2,690
Total current liabilities	29,349	26,810
Non-current liabilities
Lease liabilities, net of current portion	14,765	14,053
Defined benefit pension liabilities	2,860	2,675
Other non-current liabilities	172	170
Total non-current liabilities	17,797	16,898
Total liabilities	47,146	43,708
Equity
Share capital	3,464	3,464
Share premium	471,771	471,623
Treasury shares	(112)	(117)
Other reserves	28,292	23,963
Accumulated deficit	(318,503)	(298,803)
Total equity	184,912	200,130
Total liabilities and equity	$232,058	$243,838

SOPHiA GENETICS SA
Interim Condensed Consolidated Statement of Cash Flows
(Amounts in USD thousands)
(Unaudited)

	Three months ended March 31,
	2023	2022
Operating activities
Loss before tax	$(19,593)	$(25,254)
Adjustments for non-monetary items
Depreciation	1,284	833
Amortization	606	355
Finance expense, net	169	166
Expected credit loss allowance	638	(59)
Share-based compensation	2,430	3,471
Movements in provisions, pensions, and government grants	349	196
Research tax credit	(451)	(405)
Working capital changes
Increase in accounts receivable	(3,169)	(2)
(Increase) Decrease in prepaids and other assets	(859)	596
Decrease in inventory	876	617
Increase in accounts payables, accrued expenses, deferred contract revenue, and other liabilities	2,062	2,140
Cash used in operating activities	(15,658)	(17,346)
Income tax paid	(121)	—
Interest paid	(5)	(69)
Interest received	995	16
Net cash flows used in operating activities	(14,789)	(17,399)
Investing activities
Purchase of property and equipment	(508)	(561)
Acquisition of intangible assets	(284)	(334)
Capitalized development costs	(935)	(1,213)
Proceeds upon maturity of term deposits	16,213	21,646
Purchase of term deposits	—	(10,824)
Net cash flow provided from investing activities	14,486	8,714
Financing activities
Proceeds from exercise of share options	151	59
Payments of principal portion of lease liabilities	(1,086)	(470)
Net cash flow used in financing activities	(935)	(411)
Decrease in cash and cash equivalents	(1,238)	(9,096)
Effect of exchange differences on cash balances	695	(953)
Cash and cash equivalents at beginning of the year	161,305	192,962
Cash and cash equivalents at end of the period	$160,762	$182,913

SOPHiA GENETICS SA
Reconciliation of IFRS Revenue Growth to Constant Currency Revenue Growth
and Constant Currency Revenue Growth Excluding COVID-19-Related Revenue
(Amounts in USD thousands, except for %)
(Unaudited)

	Three months ended March 31,
	2023	2022	Growth
IFRS revenue	$13,966	$10,861	29%
Current period constant currency impact	618	—
Constant currency revenue	$14,584	$10,861	34%
COVID-19-related revenue	(125)	(331)
Constant currency impact on COVID-19-related revenue	5	—
Constant currency revenue excluding COVID-19-related revenue	$14,464	$10,530	37%

SOPHiA GENETICS SA
Reconciliation of IFRS to Adjusted IFRS Statement of Profit and Loss
(Amounts in USD thousands, except for %)
(Unaudited)

Three months ended March 31, 2023
In USD thousands except per share data	IFRS basis	Amortization of capitalized research & development expenses(1)	Amortization of intangible assets(2)	Share-based compensation expense(3)	Non-cash pension expenses(4)	Adjusted basis
Revenue	$13,966	$—	$—	$—	$—	$13,966
Cost of revenue	(4,272)	432	—	—	—	(3,840)
Gross profit	9,694	432	—	—	—	10,126
Gross margin	69%	4%	—%	—%	—%	73%
Research and development costs	(9,334)	—	—	547	—	(8,787)
Selling and marketing costs	(6,424)	—	—	(117)	—	(6,541)
General and administrative costs	(13,242)	—	173	2,000	78	(10,991)
Other operating income (expense), net	19	—	—	—	—	19
Operating loss	(19,287)	432	173	2,430	78	(16,174)
Finance expense, net	(306)	—	—	—	—	(306)
Loss before income taxes	(19,593)	432	173	2,430	78	(16,480)
Income tax expense	(107)	—	—	—	—	(107)
Loss for the period	(19,700)	432	173	2,430	78	(16,587)
Attributable to the owners of the parent	(19,700)	432	173	2,430	78	(16,587)

Loss per share	$(0.31)	$0.01	$—	$0.04	$—	$(0.26)
Weighted Average Shares Outstanding	64,242,871					64,242,871

Three months ended March 31, 2022
In USD thousands except per share data	IFRS basis	Amortization of capitalized research & development expenses(1)	Amortization of intangible assets(2)	Share-based compensation expense(3)	Non-cash pension expenses(4)	Adjusted basis
Revenue	$10,861	$—	$—	$—	$—	$10,861
Cost of revenue	(4,151)	198	—	—	—	(3,953)
Gross profit	6,710	198	—	—	—	6,908
Gross margin	62%	2%	—%	—%	—%	64%
Research and development costs	(9,475)	—	—	385	—	(9,090)
Selling and marketing costs	(7,864)	—	—	390	—	(7,474)
General and administrative costs	(14,380)	—	158	2,696	194	(11,332)
Other operating income (expense), net	(12)	—	—	—	—	(12)
Operating loss	(25,021)	198	158	3,471	194	(21,000)
Finance expense, net	(233)	—	—	—	—	(233)
Loss before income taxes	(25,254)	198	158	3,471	194	(21,233)
Income tax expense	(233)	—	—	—	—	(233)
Loss for the period	(25,487)	198	158	3,471	194	(21,466)
Attributable to the owners of the parent	(25,487)	198	158	3,471	194	(21,466)

Loss per share	$(0.40)	$—	$—	$0.06	$—	$(0.34)
Weighted Average Shares Outstanding	63,891,630	—	—	—	—	63,891,630

Notes to the Reconciliation of IFRS to Adjusted Financial Measures Tables

(1)Amortization of capitalized research and development expenses consists of software development costs amortized using the straight-line method over an estimated life of five years. These expenses do not have a cash impact but remain a recurring expense generated over the course of our research and development initiatives.
(2)Amortization of intangible assets consists of costs related to intangible assets amortized over the course of their useful lives. These expenses do not have a cash impact, but we could continue to generate such expenses through future capital investments.
(3)Share-based compensation expenses represent the cost of equity awards issued to our directors, officers, and employees. The fair value of awards is computed at the time the award is granted and is recognized over the vesting period of the award by a charge to the income statement and a corresponding increase in other reserves within equity. These expenses do not have a cash impact but remain recurring expenses for our business and represent an important part of our overall compensation strategy.
(4)Non-cash pension expense consists of the amount recognized in excess of actual contributions made to our defined pension plans to match actuarial expenses calculated for IFRS purposes. The difference represents a non-cash expense, but pensions remain a recurring expense for our business as we continue to make contributions to our plans for the foreseeable future.